SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2010

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement regarding key financial and performance indicators for the first three quarters of 2010, dated October 28, 2010.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory regime and significant policies for the telecommunications industry in China, including changes in the structure or functions of the primary industry regulator, Ministry of Industry and Information Technology, or the MIIT (which has assumed the regulatory functions of the former Ministry of Information Industry), or any changes in the regulatory policies of the MIIT and other relevant government authorities in China; the results of the ongoing restructuring of the telecommunications industry in China; any changes in the effects of competition on the demand and price of the Company’s telecommunications services; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 29, 2010	By:	/s/ Wang Xiaochu
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS FOR THE FIRST

THREE QUARTERS OF 2010

The unaudited financial data of the Group for the first three quarters of 2010

(excluding the amortisation of upfront connection fees)

•	Operating revenues were RMB163,162 million, representing an increase of 5.4% over the corresponding period of last year

•	EBITDA (before CDMA network capacity lease fees) was RMB68,242 million, representing an increase of 7.4% over the corresponding period of last year

•	Profit attributable to equity holders of the Company was RMB12,593 million, representing an increase of 10.5% over the corresponding period of last year.

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2010.

Financial Data (prepared based on International Financial Reporting Standards but operating revenues and profit excluded the amortisation of upfront connection fees )

	For the period from 1 January 2010 to 30 September 2010	For the period from 1 January 2009 to 30 September 2009
	(RMB million)	(RMB million)	Increase/ (Decrease)

Operating revenues	163,162	154,748	5.4%

Operating expenses

Depreciation and amortisation	(38,687)
Network operations and support	(35,218)
Selling, general and administrative	(29,535)
Personnel expenses	(26,916)
Other operating expenses	(13,120)

Total operating expenses	(143,476)

Operating profit	19,686

Finance costs and others	(2,702)

Profit before taxation	16,984

Income tax	(4,347)

Profit for the first three quarters	12,637

Profit attributable to:
Equity holders of the Company	12,593	11,392	10.5%

Non-controlling interests	44

	As at 30 September 2010	As at 31 December 2009
	(RMB million)	(RMB million)

Total Assets	408,680	426,520	(4.2%)

Total Liabilities	(179,058)	(203,907)	(12.2%)

Total Equity	229,622	222,613	3.1%

Business Data

	As at 30 September 2010/ For the period from 1 July 2010 to 30 September 2010	As at 30 June 2010/ For the period from 1 April 2010 to 30 June 2010	As at 31 March 2010/ For the period from 1 January 2010 to 31 March 2010

Local Access Lines in Service (Million)	178.28	181.07	184.23
including:
Household (Million)	111.39	111.14	111.72
Government & Enterprise (Million)	33.27	33.56	32.94
Public Telephone (Million)	14.64	14.81	14.90
Wireless Local Access (Million)	18.98	21.56	24.67
Net Decrease of Local Access Lines in Service (Million)	(2.79)	(3.16)	(4.33)
Wireline Broadband Subscribers (Million)	61.07	58.33	55.84
Net Add of Wireline Broadband Subscribers (Million)	2.74	2.49	2.38
Wireline Local Voice Usage (Billion Pulses)	64.42	64.17	64.61
Wireline Long Distance Usage (Billion Minutes)	17.53	18.80	18.13
Mobile Subscribers (Million)	82.98	74.52	65.45
Net Add of Mobile Subscribers (Million)	8.46	9.07	9.36
Mobile Voice Usage (Billion Minutes)	79.28	71.69	57.95

For the first three quarters of 2010, the Group continued to deepen the promotion of the “Customer-focused Innovative Informatisation” Strategy, leveraging the full services integrated operation to expand the market and riding on the differentiated operation to create competitive edge. The Company achieved invigorated development with enhanced profitability. The mobile service continued to maintain robust development with expanding scale, while mobile terminal supply also showed significant improvement. The market leading position of wireline broadband and integrated information services was strengthened and the overall business structure was further optimised. This has established a solid foundation for the healthy sustainable growth and value enhancement of the Company.

Facing the challenges from the intensified mobile substitution and churn of Personal Handyphone System (PAS) subscribers, the Group continued to record negative growth in its number of local access lines in service for the first three quarters. In response thereto, the Group offered customized integrated packaging services to customers, while strictly controlling sales initiatives for the low-end customers and endeavouring to maintain the return of wireline voice service. Services like Internet and data services continued its robust growth momentum, which effectively mitigated the impact of decline in the wireline voice services. The wireline broadband subscribers reached 61.07 million, representing a net addition of 7.61 million. The fundamentals of the overall wireline services continued to remain stable, while same as last year, the overall wireline services revenue had a moderate decline. For the first three quarters of 2010, the mobile service continued to grow rapidly with expanding customer scale and revenue while the market share increased steadily. Up to the end of September 2010, the number of mobile subscribers reached 82.98 million (of which 3G subscribers reached 9.15 million), representing a net addition of 26.89 million for the first three quarters. The average mobile service revenue per user per month (ARPU) for the first three quarters had a moderate decline, while the average mobile minutes of voice usage per user per month (MOU) had a moderate increase, as compared to those for the full year of last year.

The Company’s operation was on track as planned for the first three quarters of 2010. Excluding the amortisation of upfront connection fees of RMB380 million, the operating revenues were RMB 163,162 million, representing an increase of 5.4% from the same period of last year. The profit attributable to equity holders of the Company was RMB 12,593 million, representing an increase of 10.5% from the same period of last year. EBITDA (before CDMA network capacity lease fees) was RMB 68,242 million, an increase of 7.4% from the same period of last year. EBITDA margin was 41.8%, representing an increase of 0.7 percentage points from 41.1% of the first three quarters of last year.

The Group will continue to deepen the integrated operation and persist to enhance the product and service innovation capability to form a new competitive edge in differentiation. Focusing on customers’ needs, the Group will accelerate the development of broadband access and mobile services, particularly the 3G service. The Group will also strive to retain the existing subscribers and consolidate the traditional services, endeavouring to achieve sustainable and co-ordinated development of the four pillars business as a whole – mobile, broadband, wireline voice, value-added and integrated information services.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 28 October 2010

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Shang Bing as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Yang Xiaowei, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming as the independent non-executive directors.

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